STRATABASE INC.
                            # 101, 34595 - 3rd Avenue
                      Abbotsford, British Columbia, Canada
                                     V2S 8B7

                            MANAGEMENT PROXY CIRCULAR
                   (as of June 6, 2005 unless otherwise noted)


                       MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to you in connection with the solicitation of proxies by management of Stratabase Inc. ("we", "us" or the "Company") for use at the annual general and special meeting (the "Meeting") of shareholders of the Company to be held on June 29, 2005, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.


                           APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company's directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.


                                 VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an "X" in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.


                                 RETURN OF PROXY

You must deliver the completed form of proxy to the Company's head office at the address listed on the cover page of this Management Proxy Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.


                               REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:
(a)      signing a proxy bearing a later date; or
(b) signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the Company's head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.


                    VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares, of which 10,914,972 common shares are issued and outstanding as of June 6, 2005. The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of June 6, 2005.

Persons who are registered shareholders at the close of business on June 6, 2005 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass.

The nominees for election to the board of directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected directors. Holders of common shares are not allowed to cumulate their votes in the election of directors. The ratification of the appointment of BDO Dunwoody LLP as the independent auditors for the Company until the next annual general meeting will require the affirmative vote of a majority of outstanding common shares present or represented and entitled to vote at the Meeting. The approval of the disposition of the Assets (as defined below) and the change of corporate name will require the affirmative vote of at least two-thirds of the outstanding common shares present or represented and entitled to vote at the Meeting.

To the knowledge of our directors and senior officers, the following persons beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights as of June 6, 2005:

---------------------------------------- ------------------------------- ----------------------------------------------
Name of Shareholder                          Number of Shares Owned       Percentage of Issued and Outstanding Shares
---------------------------------------- ------------------------------- ----------------------------------------------
Trevor Newton                                      2,897,400                                26.55 %
---------------------------------------- ------------------------------- ----------------------------------------------



                              ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at 3 for the next year, subject to any increases permitted by the Company's By-Laws.

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as director. The information concerning the proposed nominees has been furnished by each of them:

-------------------------------- ------------------------ -------------------------- -----------------------------------
     Name, Jurisdiction of           Director Since           Number of Shares        Principal Occupation and, if Not
     Residence and Present                                   Beneficially Owned,       Previously Elected, Principal
          Office Held                                      Directly or Indirectly,    Occupation during the Past Five
                                                          or over which Control or                 Years
                                                          Direction is Exercised(1)
-------------------------------- ------------------------ -------------------------- -----------------------------------
Trevor Newton
Abbotsford, BC                        November 1998               2,897,400          Chief Executive Officer
President, Secretary,
Treasurer and CEO
-------------------------------- ------------------------ -------------------------- -----------------------------------
Fred Coombes
West Vancouver, BC                    January 1999                 912,300           Vice-President
Vice-President
-------------------------------- ------------------------ -------------------------- -----------------------------------
Scott Praill
Vancouver, BC                         October 2002                 60,000            Director
-------------------------------- ------------------------ -------------------------- -----------------------------------

(1) As at June 6, 2005.

All of the nominees reside in Canada

Pursuant to section 171(1) of the Business Corporations Act (Canada), the Company is required to have an Audit Committee comprised of at least three directors, a majority of whom are not officers or employees of the Company. The current member of the Audit Committee is Scott Praill. The Company intends to nominate two additional directors to the Audit Committee. The Company has established an Option Committee and a Compensation Committee, each consisting of Trevor Newton and Fred Coombes. The Option Committee recommends and grants options to individuals under the stock option plans adopted by the Company. The Compensation Committee recommends and grants compensation to individuals who work for the Company, including the directors and officers.


                             EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

This section provides particulars of compensation paid to the following executive officers for services to the Company during the most recently completed financial year: (a) the Chairman and any Vice-Chairman of the Board of Directors of the Company, where that Chairman or
         Vice-Chairman performs functions of the office on a full-time basis;
(b)      the President of the Company;
(c) any Vice-President in charge of a principal business unit of the Company, such as sales, finance or production; and
(d) any officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or its subsidiary,

(each of whom is a "Named Executive Officer").

The Company has 3 Named Executive Officers. During the most recently completed financial year, the Company paid or accrued to the Named Executive Officers an aggregate USD $90,000 in salaries, USD $56,074 in fees, for a grand total of USD $146,074 in cash compensation.

The terms of employment of the Named Executive Officers are by an oral agreement with the Company. Either the Company or the Named Executive Officer may terminate the oral agreement on reasonable notice.

Incentive Stock Options to Named Executive Officers

The Company has two stock option plans pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.

In February 2000, the Company adopted its 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan provides for the granting of up to 1,750,000 stock options to key employees, directors and consultants, to purchase common shares of the Company. During 2002, the Company adopted its 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides for the granting of up to an additional 1,750,000 stock options to key employees, directors and consultants, to purchase common shares of the Company. Under both the 2000 Plan and the 2002 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2000 and 2002 Plans by the Board of Directors.

The following table summarizes information concerning outstanding and exercisable stock options under the 2000 and 2002 Plans at December 31, 2004:

  Remaining Range of  Number of                             Weighted            Number of         Weighted
     Exercise Prices  Options                                     Average         Options          Average
                      Outstanding         Contractual Life       Exercise       Currently   Exercise Price
                                                (in Years)          Price     Exercisable
--------------------- ------------------ ------------------ -------------- --------------- ----------------

       $0.50 - $0.60            480,000               6.74     $     0.55         480,000      $      0.55

       $1.30 - $1.45            155,000               7.59     $     1.33         115,000      $      1.35
                      ------------------                                   ---------------

                                635,000                                           595,000
                      ==================                                   ===============

There are 80,000 options available to be granted under the 2000 Plan and 1,420,000 options available under the 2002 Plan.

We did not grant any options to any Named Executive Officer during the most recently completed financial year.

No Named Executive Officer exercised an option during the most recently completed financial year.

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Other Remuneration

The Named Executive Officers did not receive any non-cash compensation during the last financial year.

Termination of Employment or Change of Control

We have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $60,000 per Named Executive Officer.

Compensation of Directors

We did not pay our directors in their capacities as directors during the most recently completed financial year.

We did not grant options to any directors, other than the Named Executive Officers, during the most recently completed financial year.

None of our directors, other than the Named Executive Officers, exercised any options during the most recently completed financial year.


                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of our directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or our subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Management Proxy Circular.


              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries, other than as disclosed under the headings "Disposition of Assets", "Executive Compensation" and "Particulars of Matters to be Acted On".



For the purposes of this Management Proxy Circular, an "informed person" means:
(a)      a director or executive officer of the Company;
(b) a director or executive officer of a company that is itself an informed person or subsidiary of the Company; and
(c) any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, common shares of the Company carrying more than 10 percent of the votes attached to all outstanding voting shares of the Company.


                             APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. BDO Dunwoody LLP was first appointed our auditor in 2003.


              INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of our directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of our last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the headings "Disposition of Assets" and "Particulars of Matters to be Acted On".


                      PARTICULARS OF MATTERS TO BE ACTED ON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.


                              DISPOSITION OF ASSETS

Our Board of Directors has determined that it is in our best interests to divest of all of our interest in the Assets (as defined below) to a private company controlled by Trevor Newton, our Chairman, Chief Executive Officer, and President. In that regard, we and Mr. Newton have entered into a Letter of Intent dated as of June 6, 2005 (the "Letter of Intent"), whereby Mr. Newton has agreed to purchase from us the Assets, which will include, but are not limited to, all trademarks, web pages, and domain names related to the Relata and Resync software, the rights to the Relata and Resync source code as well as rights to the Stratabase, Relata and Resync names, and will specifically exclude all cash, cash equivalents, equipment and furniture. The purchase price for the Assets will be determined based on an independent valuation being prepared at the request of the Board of Directors by the firm of Evans & Evans, Inc. of Vancouver, British Columbia. Subject to the results of the independent valuation, the purchase price is expected to be within the range of USD $120,000 to USD $140,000.

The purchase price will be paid by way of the issuance of a promissory note which will be due one year from the date of the completion of the sale of the Assets. Mr. Newton will have at his sole discretion, the right to convert the promissory note to equity in his private company. If Mr. Newton chooses to convert the promissory note to equity, it will be converted into shares of his company at market value. The promissory note will be secured by all of the assets acquired by Mr. Newton. Mr. Newton may locate an alternate buyer for the assets or assign his rights under the Letter of Intent, provided that the terms of sale of the Assets to such alternate buyer or assignee will remain substantially the same as described above.

The Letter of Intent will be replaced by a definitive agreement of purchase and sale, subject to the valuation and final approval of the disposition of the Assets by the board of directors ("Board"), with Trevor Newton abstaining from voting. The disposition is subject to shareholder approval as described below and to the final determination of the directors of the Company to proceed with the transaction.

Reasons for Disposition

Our Board has determined that it is not in the best interests of the Company to proceed with the marketing and continued development of its software products and services. This determination is based on the lack of sales of the software that the Company has generated to date and the lack of financial resources needed to re-build our sales force, which was lost when we closed our second office. We have no sales force, and direct mail and sales through the Internet require financial resources that we do not have. Based on the lack of sales to date, it is possible that no market exists for our products and that a commercially viable amount of sales may not be possible. Management has decided that the software has not demonstrated commercial viability to the extent necessary to justify its continued development. Therefore, the Assets must be disposed of in order for us to focus on new opportunities as may be presented.

Our management noted that we have not generated any sales of our software products as contemplated in our business plan, which is in part due to the lack of ability to finance marketing and in part due to a lack of a sales force that resulted when we closed our second office. Given the inability to finance and market our software products, and the uncertainty regarding the existence of a market for our products, the Board has determined that a disposition of the Assets is required in order to restructure the Company including without limitation attracting additional capital, acquiring a new business and/or assets, and generally to build shareholder value.

The decision is also based in part on a review of the market price of the shares of the Company. The Company is traded on the OTC Bulletin Board. In the last 12 months the shares have traded on the OTC Bulletin Board at a high of US$0.70 to a low of US$0.15, with the last trade posted at US $0.30 on June 7, 2005. The average monthly volume of trades on the OTC Bulletin Board in the last 12 months from the date of this Information Circular is approximately 4,290. We do not think that it is in the interest of our public shareholders to maintain ownership of the Assets.

Independent Valuation Report

The Board has engaged Evans & Evans, Inc. of Vancouver, British Columbia to prepare an independent valuation report in order to assist with the shareholders with the approval of the transaction. The valuation report will provide a range of fair market values of the Assets, and will be determinative of the final purchase price for the Assets. A copy of the valuation will be available at the Meeting, and copies will also be provided to any registered shareholders free of charge on request made to the Company by (i) mail to Suite 101, 34595 3rd Avenue, Abbotsford, B.C., V2S 8B7; or (ii) telephone to: (604) 504-5811.

Description of the Assets

Information concerning the proposed transaction with the Company is discussed in Annex "A" attached to this Information Circular.

Approval Sought

The disposition of the Assets pursuant to the Letter of Intent may constitute a sale of substantially all of the assets of the Company. Pursuant to section 189(3) of the Canada Business Corporations Act and the Articles of Continuance of the Company, such a transaction would require approval by a two-thirds majority of the shares properly voted at the Meeting. Accordingly shareholders are asked to approve the following special resolution:

"BE IT RESOLVED BY SPECIAL RESOLUTION THAT the sale of the Company's software, intangible, and other assets associated with the present business of the Company, but excluding other non-cash or cash equivalent assets be approved, and the directors be authorized to take all necessary action to effect such disposition and any amendments thereto and the directors be further authorized to not proceed with the disposition in their discretion."

Shareholder Rights of Dissent

Pursuant to Section 190 of the Canada Business Corporations Act (the "Act") each shareholder of the Company may be entitled to dissent to the resolution approving the disposition of the Assets by the Company. The following is a summary of the operation of the provisions of the Act relating to shareholder's dissent rights. Any shareholder of the Company considering the exercise of his right of dissent should seek their own legal advice since failure to comply strictly with the provisions of the Act may prejudice their right of dissent.

Notice of Dissent: A shareholder intending to dissent in respect of the resolution must, send written notice of dissent to the Company at or before the Meeting at which the resolution is to be passed. The notice of dissent should be delivered to the Company's at the following address: Suite 101, 34595 3rd Avenue, Abbotsford, British Columbia, V2S 8B7. A notice of dissent should set out the identification of the holder whose shares are the subject of the dissent, a current contact address for the holder, and the number of shares of the Company held by the holder. A shareholder wishing to dissent must dissent with respect to all of the shares, registered in the shareholder's name. The giving of a notice of dissent does not deprive a shareholder of his right to vote on the resolution. A vote against the special resolution or the execution or exercise of a proxy does not constitute notice of dissent.

Notice of Resolution: Within 10 days after the shareholders adopt the resolution in respect of which a shareholder provides notice of dissent as described above, the Company will send to each such shareholder a notice that the resolution has been adopted. Shareholders who voted in favour of the resolution, not withstanding that they may have filed a notice of dissent, are not entitled to receive such notice from the Company.

Demand for Payment: Within 20 days after receiving the notice of resolution as described above, the dissenting shareholders who wish to continue the dissent process must send to the Company a written notice containing the shareholder's name and address, the number of shares in respect of which the dissent right is exercised, and a demand for payment of the fair value of such shares. This right is only available to shareholders who initially filed a written notice of dissent with the Company.

Share Certificates: A dissenting shareholder is required to send the certificates representing the shares in respect of which the dissent right is exercised to the Company or the transfer agent of the Company, within 30 days after they have filed the notice containing the demand for payment. If a dissenting shareholder fails to comply with this requirement, they forfeit their right to make a claim of dissent.

Rights as Shareholder: After sending the notice of demand containing demand for payment, a dissenting shareholder ceases to have any rights as shareholders, except the right to be paid the fair market value of their shares as determined under the Act, unless: (i) the shareholder withdraws the notice of dissent as permitted under the Act; or (ii) the resolution in respect of which notice of dissent was delivered authorizes the directors not to proceed with the subject matter of the resolution, and the directors do not proceed with such matter.

Determination of Fair Value: Within 7 days after the later of the day on which the action dissented from is effective and the day on which the Company receives the notice containing a demand for payment, the Company will make a written offer to pay for the shares of a dissenting shareholder that complies with the dissent procedure set forth in the Act. The offer will set forth the amount considered by the directors of the Company to be the fair value of the shares in question, and a statement showing how the fair value was determined in the circumstances. All dissenting shareholders will be offered the same consideration.

If the payment of the fair value of the shares would render the Company insolvent, then the Company will not make the payment, and will notify the dissenting shareholders of such circumstance. In such circumstance, a dissenting shareholder may elect to withdraw his or her notice of objection and be reinstated as a shareholder.

                            CHANGE OF CORPORATE NAME

In connection with the disposition of the Assets, the Company is required to change the corporate name. The directors accordingly propose to change the corporate name from Stratabase Inc. to Strata Petroleum Inc. or such other name as the directors may determine and that may be approved by Corporations Canada and as will be presented at the meeting. The new name represents the new business direction that the directors of the Company wish to explore in the oil and gas exploration and extraction business. There is no guarantee that the Company will proceed with engaging in such oil and gas activities and shareholders are cautioned not to rely on the name change as an indication that the Company will pursue such activities.

Pursuant to section 173 of the Canada Business Corporations Act and the Articles of Continuance of the Company, the transaction will require approval by a two-thirds majority of the shares properly voted at the Meeting.
 Accordingly shareholders are asked to approve the following special resolution:

"BE IT RESOLVED BY SPECIAL RESOLUTION THAT the name of the corporation be changed to Strata Petroleum Inc. or such other name as the directors may present to the meeting that is approved by Corporations Canada

                          CHANGE OF CORPORATE BUSINESS

In connection with the disposition of the Assets, the Company will be changing from the business of software development to oil and gas exploration and extraction. The directors accordingly propose to change the corporate business purpose. There is no formal requirement to obtain shareholder approval to the proposed change in business purpose, however management wish to obtain shareholder approval of such change on a simple majority basis. A failure to obtain such majority approval will be taken by management as an indication to review the proposed change in business and consider alternatives. Accordingly shareholders are asked to approve the following ordinary resolution:

"BE IT RESOLVED THAT the Company change its business to oil and gas exploration and extraction."

                                 OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

If any shareholder entitled to vote at an annual general meeting of the Company wishes to propose any matter to be raised at the annual meeting to be held in 2006, such shareholder should submit the proposal in writing to the Company's head office at the address listed on the cover page of this Management Proxy Circular, not later than April 30, 2006.

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

                    BY THE ORDER OF THE BOARD OF DIRECTORS OF

                                 STRATABASE INC.


                                  Trevor Newton

                                    President

                                    ANNEX "A"
 To                                               the Information Circular dated
                                                  June 8, 2005 respecting the
                                                  Annual & Special General
                                                  Meeting of Shareholders of
                                                  Stratabase Inc.


     INFORMATION CONCERNING THE DISPOSITION OF THE ASSETS OF STRATABASE INC.

TABLE OF CONTENTS

-------------------------------------------------------------- ----------
ITEM                                                           PAGE
-------------------------------------------------------------- ----------
Summary of Transaction                                            12
-------------------------------------------------------------- ----------
Description of the Company and the Assets                         12
-------------------------------------------------------------- ----------
Reasons for the sale of the Assets                                14
-------------------------------------------------------------- ----------
Trading in the Securities of the Company                          14
-------------------------------------------------------------- ----------
Ownership of Securities of the Company                            15
-------------------------------------------------------------- ----------
Recent Events                                                     15
-------------------------------------------------------------- ----------
Financial Statements                                              15
-------------------------------------------------------------- ----------
Valuation                                                         15
-------------------------------------------------------------- ----------
Prior Valuations                                                  17
-------------------------------------------------------------- ----------
Approval of Transaction                                           17
-------------------------------------------------------------- ----------

SUMMARY OF TRANSACTION

Our Board of Directors has determined that it is in our best interests to divest of all of our interest in the Assets (as defined in the Circular) to a private company controlled by Trevor Newton, our Chairman, Chief Executive Officer, and President. In that regard, we and Mr. Newton have entered into a Letter of Intent dated as of June 6, 2005 (the "Letter of Intent"), whereby Mr. Newton has agreed to purchase the Assets from us. The purchase price will be fixed based on the results of an independent valuation report being prepared at the request of the Board of Directors of the Company, by Evans & Evans, Inc. of Vancouver, British Columbia.

Mr. Newton will pay the purchase price pursuant to a promissory note which will be due one year from the date of the completion of the definitive Sale Agreement. Mr. Newton will have at his sole discretion, the right to convert the promissory note to equity in his private company. If Mr. Newton chooses to convert the promissory note to equity, it will be converted into shares of his company at market value. The promissory note will be secured by all of the assets acquired by Mr. Newton.

The completion of the purchase and sale of the Assets is subject to a definitive agreement being entered into, as well as final approval of the Board of Directors and of shareholders of the Company.

DESCRIPTION OF THE COMPANY AND THE ASSETS

History and Development of Stratabase

Stratabase was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. Our headquarters are located at 34595 3rd Avenue, Suite 101, Abbotsford, BC, V2S.8B7, Canada. The telephone number is
(604) 504-5811.

We are presently incorporated under the Canada Business Corporations Act. In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to "Stratabase, Inc.," and continued to operate under the Canada Business Corporations Act. The business and operations of Stratabase following the conversion were identical in most respects to our current business, except that we will no longer be subject to the corporate laws of the State of Nevada but are subject to the Canada Business Corporations Act. The Canadian company is liable for all the debts and obligations of the Nevada company, and the officers and directors of the company are the officers and directors of Stratabase. On August 17, 2004, Stratabase filed a Form 8-A with the SEC registering its securities under Section 12(g) of the Securities Act of 1933.

Business Overview of Stratabase

Stratabase is a provider of Knowledge Worker Automation software. Knowledge Worker Automation (KWA) software, of which Enterprise and CRM software are components, is designed to allow enterprises to improve the efficiency of knowledge workers. The KWA software we have produced consists of Web-based software tools. These tools allow enterprises to manage relationships and contacts, administer and organize time allocations, collaborate with others, manage data, automate communications and productivity reporting, and conduct data synchronization.

We have developed both proprietary and open source software. Although in the past we have focused predominantly on developing open source code software, we have altered our direction to focus on proprietary software development.

The software we have developed is:

o mostly web-based, meaning that it can be accessed through a standard Web browser;

o designed to appeal to the needs of enterprises with hundreds of potential users;

o adaptable, meaning that users can modify the functionality by establishing preferences; and

o functionally reliable, as bug reports and performance statistics are regularly monitored by our programming staff.

We previously generated revenues by selling databases of sales leads and mailing lists, and providing technical services aimed to customize and improve the quality of the databases we sold. Such technical services and customization substantially occurred prior to sale of databases. Our open source software was designed to allow users to interface with and manage these databases, and customer relationships. It was the expectation of management that by giving the software away for free and making it open source, we would create demand for our database and technical services. However, the magnitude of these revenues was not sufficient to generate the level of shareholder value that management felt was expected by our shareholders.

In June 2003 we released a beta-version of the second phase of our proprietary software (the software is called "Relata"). Subsequent to the release of the beta-version of Relata, we changed our focus for Relata from customer relationship management to knowledge worker automation. As a result, Relata was redesigned so that it could be used to improve the productivity of individuals and workgroups. In particular, a completely new front-end was developed and several new modules were added. Relata has been designed for use with Resync. To date, we have not received any revenue from the sale of Relata or Resynce.

Organizational Structure

The Company is not part of a group and has no subsidiaries.

Assets

The Assets consist primarily of (i) the Company's corporate name "Stratabase",
(ii) the rights to the source code of Relata and Resync, (iii) the rights to all trademarks, domain names, and web pages for Relata and Resync, and (iv) the rights to all supporting documentation for the Relata and Resync software. The Assets do not include the cash and cash equivalents of the Company, or equipment and furniture.

REASONS FOR THE SALE OF THE ASSETS

Our Board has determined that it is not in the best interests of the Company to proceed with the marketing and continued development of its software products and services. This determination is based on the lack of sales of the software that the Company has generated to date and the lack of financial resources needed to re-build our sales force, which was lost when we closed our second office. We have no sales force, and direct mail and sales through the Internet require financial resources that we do not have. Based on the lack of sales to date, it is possible that no market exists for our products and that a commercially viable amount of sales may not be possible. Management has decided that the software has not demonstrated commercial viability to the extent necessary to justify its continued development. Therefore, the Assets must be disposed of in order for us to focus on new opportunities as may be presented.

Our management noted that we have not generated any sales of our software products as contemplated in our business plan, which is in part due to the lack of ability to finance marketing and in part due to a lack of a sales force that resulted when we closed our second office. Given the inability to finance and market our software products, and the uncertainty regarding the existence of a market for our products, the Board has determined that a disposition of the Assets is required in order to restructure the Company including without limitation attracting additional capital, acquiring a new business and/or assets, and generally to build shareholder value.

The decision is also based in part on a review of the market price of the shares of the Company. The Company is traded on the OTC Bulletin Board. In the last 12 months the shares have traded on the OTC Bulletin Board at a high of US$0.70 to a low of US$0.15, with the last trade posted at US $0.30 on June 7, 2005. The average monthly volume of trades on the OTC Bulletin Board in the last 12 months from the date of this Information Circular is approximately 4,290. We do not think that it is in the interest of our public shareholders to maintain ownership of the Software.

TRADING IN SECURITIES OF THE COMPANY

The common shares of the Company are listed and posted for trading on the OTC Bulletin Board. The following table sets forth the high and low closing prices (in US$) and volumes of the common shares traded for the twelve-month period preceding the date of the Information Circular:

                   OTC Bulletin Board
                    igh ($)   Low ($)   Total
Month              H                    Volume
June 1 - 7/05      $0.30      $0.30     2,000
May 2005           $0.30      $0.25     1,238
April 2005         $0.32      $0.25     1,800
March 2005         $0.40      $0.25     8,486
February 2005      $0.50      $0.40     1,552
January 2005       $0.70      $0.35     5,480
December 2004      $0.35      $0.16     5,209
November 2004      $0.30      $0.16     1,414
September 2004     $0.25      $0.15     4,152
August 2004        $0.24      $0.15     6,761
July 2004          $0.30      $0.19     7,690
June 2004          $0.42      $0.30     3,223
May 2004           $0.46      $0.40     3,309

OWNERSHIP OF SECURITIES OF THE COMPANY

The Company is authorized to issue an unlimited number of common shares, of which 10,914,972 common shares are issued and outstanding as of June 6, 2005. The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of June 6, 2005.

To the knowledge of our directors and senior officers, the following persons beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights as of June 6, 2005:

---------------------------------------- ------------------------------- ----------------------------------------------
Name of Shareholder                      Number of Shares Owned          Percentage of Issued and Outstanding Shares
---------------------------------------- ------------------------------- ----------------------------------------------
Trevor Newton                            2,897,400                       26.55 %
---------------------------------------- ------------------------------- ----------------------------------------------


RECENT EVENTS

On February 14, 2005, the Company closed a private placement of 1,000,000 units at USD $0.30 per unit for a total offering price of $300,000. The Company offered the units pursuant to an exemption from registration under Section 4(2) of the Securities Exchange Act of 1934, as amended, and/or the provisions of Regulation D promulgated thereunder. Each unit consists of the following: (a) one common share, no par value, of the Company (the "Common Share"); (b) one Class A Warrant exercisable for one Common Share at an exercise price of USD $0.50 for a period of five years commencing on February 14, 2007; and (c) one Class B Warrant exercisable for one Common Share at an exercise price of USD $0.80 for a period of four years commencing on February 14, 2008. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants. Two non-US investors purchased the units offered by the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2004 were filed with the United States Securities Commission on a report on Form 20-F. They may be viewed at www.sec.gov. In addition, copies of such statements may be obtained by Shareholders of the Company, without charge, upon request to the Secretary of the Company at Suite 101, 34595 3rd Avenue, Abbotsford, B.C., V2S 8B7.

VALUATION

Engagement of Valuator

Our Board has engaged Evans & Evans, Inc. of Vancouver ("Evans") to prepare an independent valuation report (the "Evans Report") in order to assist with their approval of the transaction. The Evans Report was prepared with respect to the fair market value of the Assets as at June 6, 2005. The Company will be paying Evans directly for the Evans Report.

Credentials of Valuator

Evans is an independent chartered business valuation firm. The Evans Report preparation, and related fieldwork and due diligence investigations, will be carried out by Michael A. Evans, Richard W. Evans and Jennifer Lucas.

Since founding Evans in 1989, Michael A. Evans has been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations and feasibility studies for submission to various Canadian stock exchanges and securities commissions, as well as for private purposes. Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983); and the professional designations of chartered Financial Analyst (CFA) and Chartered Business Valuator (CBV). He is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts
(ICFA), the Vancouver Society of Financial Analysts (VSFA), the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Richard W. Evans has been involved in the preparation of over 300 reports similar to those of Michael A. Evans since joining Evans in 1992. Richard W. Evans has over eighteen years' experience in the computer and technology industries and was involved with over fifty software, hardware and telecommunications organizations. Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1984); and the professional designation of Chartered Business Valuator (CBV). He is a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Jennifer Lucas, MBA, CBV joined Evans in 1997 and has since been involved in writing and reviewing over 200 valuation and due diligence reports for public and private transactions. She possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995); and the professional designation of Chartered Business Valuator. She is also a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Independence of Valuator

Evans is, for the purposes of preparing the Evans Report, an independent chartered business valuation firm. None of the partners, employees or associates of Evans has, or anticipates the acquisition of any interest in the assets, shares or business undertakings of the Company, NEWCO and/or the Assets. Neither Evans nor any of its affiliates are an advisor to the Company.

Scope of Review

In preparing the valuation of the Assets, Evans will carry out the work necessary to complete the valuation and rely primarily on information, materials and representations provided by the Company's management and associated representatives. Evans will also conduct other investigative exercises as it deems appropriate, which may include conversations with third party advisors and tax professionals. We will provide Evans with access to management of the Company and their advisors. The Company will take reasonable steps to assure that Evans is not denied any type of requested information that might be considered to be material to the valuation.

Copy of Valuation

A copy of the Evans Report will be available at the Meeting, and, on and after the delivery of the final Evans Report to the Company, which is expected to be no later than June 10, 2005 a copy of the Evans Report will also be provided to any registered shareholders free of charge on request made to the Company by (i) mail to Suite 101, 34595 3rd Avenue, Abbotsford, B.C., V2S 8B7; or (ii) telephone to: (604) 504-5811.

PRIOR VALUATIONS

To the best of the knowledge of management of the Company, after reasonable enquiry, there have been no prior valuations prepared in respect of the Assets during the past 24 months.

APPROVAL OF TRANSACTION

The definitive Sale Agreement will be approved by our Board, with Trevor Newton disclosing his interest in the transaction and abstaining from voting. The disposition is subject to shareholder approval as described below, and to the final determination of the directors of the Company to proceed with the transaction.

DIVIDENDS

The Company has no restrictions that could prevent the payment of dividends on its common shares. The Company has no current plans to declare dividends or to implement a dividend policy before or after the disposition of the Assets.